Filed by IBS Interactive, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  I. I. Holding Company, Inc.
Commission File No.  0-24073


     Investors and security holders of the IBS Interactive, Inc. are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the following information when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by IBS Interactive, Inc. and Infonautics, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Infonautics, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from IBS Interactive, Inc. by directing such request to Chief Financial Officer, IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927.

     The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, failure of the IBS Interactive, Inc. or Infonautics, Inc. stockholders to approve the merger, completion of the transactions related to it, the risk that the IBS Interactive, Inc., Infonautics, Inc. and First Avenue business will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for the combined companies' business strategy, the number of registered users and reach of each company's web sites, the value of any holdings by the companies, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect the either IBS Interactive, Inc. or Infonautics, Inc. financial results is included in the Risk Factors sections of such company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward- looking statements.

THE FOLLOWING IS AN EMAIL FROM IBS INTERACTIVE, INC. DIRECTOR, ROY CRIPPEN,
TO THE EMPLOYEES OF IBS  INTERACTIVE,  INC. AND ITS SUBSIDIARY,  DIGITAL FUSION,
INC.:

From: Roy Crippen [mailto:rcrippen@interactive.net]
                   -------------------------------
Sent: Monday, July 31, 2000 2:05 PM
To: IBS - All Employees; DFI- All Employees
Subject: More information on the merger

If   you    haven't    been    to    the    new    site   www.digitalfusion.com,
http://www.digitalfusion.com, please do so. It is informative and has a pretty cool introduction.

I want to echo Nick's earlier email and say that this merger creates an incredibly exciting opportunity for our company and our employees. The combination will bring much needed national awareness to the company as well as the capital required to move us up to the next level as an internet services company.

As stated in the press release, the legal transaction will not be fully completed until sometime in the fourth quarter. Our clients, however, I'm sure will know about the merger within the next few days if they don't already know. Please reassure them that we are absolutely committed to our core business and that this merger will not change that. In fact, this merger will enhance our ability to serve them by making IBS a financially healthier partner and by exposing us to new leading edge technologies that we can share with them.

We will continue to update you with emails and conference calls, however, if you have any questions that require immediate attention or you need me to talk to your client please don't hesitate to contact me directly by email or by
telephone      (rcrippen@interactive.net, mailto:rcrippen@interactive.net,
813.221.0024 ext 4001 work, 813.503.4294 cell).

I have had a number of calls this morning asking what my role would be going forward. The answer is that I will be assuming the title of President of Digital Fusion Services once the merger is complete. My duties will include running the services operating unit of the new combined company. This new operating unit is essentially the current IBS/DFI company.

Roy